Sealed Air Corporation

8215 Forest Point Boulevard

Charlotte, NC 28273

(980) 221-3235

October 11, 2016

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sealed Air Corporation
Form 8-K Filed July 28, 2016
File No. 1-12139

Dear Ms. Rocha:

This letter is submitted on behalf of Sealed Air Corporation (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 8-K filed on July 28, 2016 as set forth in your letter to me dated September 27, 2016.

To assist your review, we have included the text of the Staff’s comments in italics below.

1.	You present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please reconcile without presenting a full non-GAAP income statement in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Company Response:

We acknowledge the Staff’s comment and undertake that in future earnings releases will reconcile our non-GAAP measures without presenting a full non-GAAP income statement.

2.	We note that you exclude restructuring charges and other restructuring associated costs in the calculation of your non-GAAP performance measures. Please explain to us why these are not normal, recurring cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Company Response:

We have reviewed the updated Compliance and Disclosure Interpretations (“CDI”) issued on May 17, 2016, as well as Regulation G in preparation of our earnings release, and have considered the adjustments used to calculate our non-GAAP performance measures, including restructuring charges. While we have excluded restructuring charges and other restructuring associated costs in the calculation of non-GAAP performance measures included in prior earnings releases, these charges and costs have been related to specific significant projects in response to strategic shifts in the Company’s business as described in more detail below:

•	In December 2011, the Company initiated a restructuring program related to the integration of Diversey, Inc. following its acquisition in October 2011. The costs associated with the program were related to activities necessary to eliminate redundant costs following such acquisition, including reductions in force and the consolidation of facilities.

•	In May 2013, the Company initiated a restructuring program related to a strategic reorganization and divisional realignment, following the appointment of a substantially new senior leadership team. The costs associated with this plan were associated with reductions in force and the consolidation of facilities.

•	In December 2014, the Company initiated a restructuring program in connection with the transformation of the Company into a knowledge-based company. This project includes the relocation and consolidation of the Company’s divisional headquarters, corporate offices and research and development facilities. The costs associated with this program relate to reductions in force and the rationalization and/or consolidation of certain offices and facilities and the construction of the new corporate headquarters.

“Restructuring charges” represent permanent reductions in force, while “other restructuring associated costs” primarily reflect expenses incurred in relation to the rationalization and/or consolidation of facilities. Consistent with CDI Question 102.03, we do not disclose restructuring charges or other restructuring associated costs as being non-recurring, infrequent or unusual, or otherwise misrepresent their frequency; however, we believe the adjustments are appropriate for the following reasons:

•	Only those charges associated with restructuring programs approved by the Board of Directors (and disclosed on Form 8-K) are adjusted from the non-GAAP performance measure. As discussed above, these programs are in response to significant strategic shifts in the Company’s business. Other charges related to reductions in force outside of these programs, such as the rationalization of sales force, or the termination of a member of senior leadership, are not adjusted from the non-GAAP measure.

•	The Organization and Compensation Committee of our Board of Directors excludes these charges for purposes of calculating the performance metrics used in determining incentive compensation.

•	As per the threshold established in the financial covenants required under our senior secured credit facilities, cash restructuring and other restructuring associated costs that do not exceed 15% of EBITDA have been excluded from the non-GAAP performance measure used in the calculation of such covenants.

Based on interactions with investors, we also believe that our non-GAAP performance measure excluding these charges is regarded as useful to our investors as supplemental to our GAAP financial results, and that there is no confusion regarding the adjustments or our operating performance to our investors due to the comprehensive nature of our disclosures.

Please feel free to contact William G. Stiehl, the Company’s Controller and Principal Accounting Officer at (980) 221-3885, Norman D. Finch Jr., the Company’s Vice President, General Counsel and Secretary at (980) 221-3250, or me at (980) 221-3240 should you require any further information, or clarification, or have any questions.

Sincerely,

/s/ Carol P. Lowe
Carol P. Lowe Senior Vice President and Chief Financial Officer

cc:	Tracey Houser, Securities and Exchange Commission
Robert Shapiro, Securities and Exchange Commission
Jerome A. Peribere, President and Chief Executive Officer, Sealed Air Corporation
William G. Stiehl, Controller and Principal Accounting Officer, Sealed Air Corporation
Norman D. Finch Jr.,Vice President, General Counsel and Secretary, Sealed Air Corporation
EY LLP
WilmerHale

3